Exhibit 10.12
August 23, 2012

Mark Foley

Re:    Employment Offer Letter Agreement
Dear Mark:
ZELTIQ Aesthetics, Inc. (the “Company”) is pleased to offer you employment on the following terms:

1.	Duties and Responsibilities.

(a)Duties, Title, Reporting Relationship, and Work Location. Your title will be President and Chief Executive Officer (“CEO”) and you will have the duties associated with this position at the Company (which shall be consistent with those of a chief executive officer of a comparable company). You will report directly to the Company's Board of Directors (the “Board”) and will work at our facility located at 4698 Willow Road, Pleasanton, California. The Company may change your position, duties and work location from time to time as it deems necessary, subject to the terms of this offer letter agreement (the “Agreement”). The date you sign this Agreement will be your start date (the “Start Date”). In addition, the Company shall use its reasonable efforts to cause you to be elected to serve as a member of the Company's Board during your employment with the Company.

(b)Other Obligations. While you render services to the Company, you will not engage in any other gainful employment, business or activity without the written consent of the Company. While you render services to the Company, you also will not assist any person or organization in competing with the Company, in preparing to compete with the Company or in hiring any employees of the Company. During the term of your employment by the Company, except on behalf of the Company, you shall not directly or indirectly, whether as an officer, director, stockholder, partner, proprietor, associate, representative, consultant, or in any capacity whatsoever engage in, become financially interested in, be employed by or have any business connection with any other person, corporation, firm, partnership or other entity whatsoever which were known by you to compete directly with the Company, throughout the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that anything above to the contrary notwithstanding, you may own, as a passive investor, securities of any competitor corporation, so long as your direct holdings in any one such corporation shall not in the aggregate constitute more than 1% of the voting stock of such corporation. You currently serve as a Partner with RWI Ventures II, as Senior Advisor for TauTona Group and as Executive Chairman for Onpharma. The Board acknowledges and understands that you are involved with these organizations and agrees that your involvement may continue during the course of your employment with the Company.

2.Compensation And Benefits.

(a)Base Salary. Your base salary will be $500,000 annually, less payroll deductions and all required withholdings. You will be paid semi-monthly (paid on the 15th and the last day of the month). The Board's Compensation Committee shall review your salary level annually, although any increase in salary will be at the Board's sole discretion.

(b)Bonus Plan. For each year of your employment, you will be eligible to receive a target bonus of up to 75% of your base salary (your “Target Bonus”) based upon both your job performance and the Company's performance against performance targets set for you and the Company by the Board during the 60 day period following your Start Date (and, thereafter, within 60 days of the beginning of the calendar year). The Board shall determine, in its sole discretion, whether you are entitled to receive any such bonus and, if so, the amount of any such bonus. Any such bonus for 2012 will be pro-rated based upon your actual days of service as Interim CEO and as CEO pursuant to this Agreement. In order to earn any such bonus, you must remain employed by the Company through the date the bonus is paid. In all events, any such bonus will be paid not later than March 15 of the subsequent year.

(c)Company Benefits. You will be eligible for the standard Company benefits including health insurance, flexible time off, vacation in accordance with the Company's vacation policy and holidays. Many of these benefits are governed by summary plan descriptions which are available for your review. The Company may modify your compensation and benefits from time to time at its discretion, subject to the terms of this Agreement.

(d)Relocation Assistance. You will relocate to the San Francisco Bay Area within twelve (12) months of the Start Date. In order to assist you in this relocation, the Company will pay you the total gross amount of fifty thousand dollars ($50,000.00) at the time you relocate to the Bay Area (the “Relocation Payment”). You may use the Relocation Payment for any relocation costs that you wish and you will not be required to submit any relocation expenses to the Company for approval or reimbursement.

However, it is recommended that you keep the receipts of all expenditures for tax purposes. Please note that the Relocation Payment is considered compensation to you, it will be subject to withholding and payroll taxes, and the Company will add the Relocation Payment onto your year-end Form W-2. You may be able to deduct certain moving expenses on your tax return for the year in which you move. It is suggested that you consult with a tax advisor for guidance on which relocation expenses are deductible.

(e)Commute Expenses. For a period of twelve (12) months from the Start Date, or the date you relocate to California (whichever comes first), the Company will reimburse you up to $4,000.00 per month gross for Commute Expenses that you incur on the Company's behalf. For purposes of this Agreement, “Commute Expenses” shall mean temporary lodging, and automobile rental or lease. You will submit such expenses for reimbursement by the Company which will process them pursuant to its standard expense reimbursement policy.

(f)Equity.

(i)Treatment of Consulting Options. On April 19, 2012, you and the Company entered into a Consulting Agreement to retain your services as Interim CEO (the “Consulting Agreement”). Pursuant to Section 2.2 of the Consulting Agreement, you were granted a nonqualified stock option and restricted stock units (“RSUs”) (collectively, the “Consultant Equity”) which shall continue to vest during the term of the Consulting Agreement as if the Consulting Agreement had not terminated. Consequently, notwithstanding Section 2.2 of the Consulting Agreement, the Consultant Equity will not be accelerated and will not be deemed 100% vested at the time you sign this Agreement. Your rights to exercise and/or retain any of the Consultant Equity, except as set forth herein, shall be as specified in the applicable agreement and equity plans. As a result, the Consultant Equity shall continue to vest, and be 100% vested on October 12, 2012, provided that you continue to provide services to the Company until such date.

(ii)Base Equity Grant. Subject to the approval of the Board, and effective on the Start Date, you will be granted: (a) a nonqualified stock option to purchase 858,667 of shares of the Company's Common Stock (the “Base Equity Option”); and (b) 429,333 Restricted Stock Units (“Base Equity RSUs”) under the Company's 2011 Equity Plan (the “Plan”). The Base Equity Option and RSUs will be subject to the terms and conditions of the Plan and the standard stock option and RSU agreements provided pursuant to the Plan, which you shall be required to sign as a condition of receiving the Base Equity Option and the Base Equity RSUs. The Base Equity Option and Base Equity RSUs shall vest based upon your continued service to the Company, with 25% of the total number of shares vesting on October 13, 2013, and 1/48th of the total number of shares vesting each month thereafter. The exercise price of the Base Equity Option shall be the closing price of the Company's common stock on the Nasdaq Global Select Market on the Start Date.

(iii)Incentive Equity Grants. Subject to the approval of the Board, and effective on the Start Date, you will be granted: (a) a nonqualified stock option to purchase 572,435 of shares of the Company's Common Stock (the “Incentive Equity Option”); and (b) 286,215 Restricted Stock Units (“Incentive Equity RSUs”), each under the Company's 2011 Equity Plan. The vesting schedule for each of the Incentive Equity Option and the Incentive Equity RSUs shall be as follows:

(1)20% of the shares subject to each such equity award shall vest on the first date that the weighted average stock price of the Company's Common Stock during the immediately preceding 90-day period is $10 or more;

(2)20% of the shares subject to each such equity award shall vest on the first date that the weighted average stock price of the Company's Common Stock during the immediately preceding 90-day period is $15 or more;

(3)20% of the shares subject to each such equity award shall vest on the first date that the weighted average stock price of the Company's Common Stock during the immediately preceding 90-day period is $20 or more;

(4)20% of the shares subject to each such equity award shall vest on the first date that the weighted average stock price of the Company's Common Stock during the immediately preceding 90-day period is $25 or more; and

(5)20% of the shares subject to each such equity award shall vest on the first date that the weighted average stock price of the Company's Common Stock during the immediately preceding 90-day period is $30 or more.

Notwithstanding the foregoing, in the event of a Change in Control, the price at which the Company's Common Stock is valued in such transaction shall be substituted for the 90-day weighted average stock price of the Company's Common Stock for purposes of determining your entitlement, if any, to receive any vesting of Incentive Equity Options and Incentive Equity RSUs. The exercise price of the Incentive Equity Option shall be the closing price of the Company's common stock on the Nasdaq Global Select Market on the Start Date.

3.	Severance Benefits.

(a)At-Will Employment. You will be an at-will employee of the Company, which means the employment relationship can be terminated by either you or the Company at any time, with or without Cause (as defined herein), and with or without advance notice. Further, your participation in any stock option program or benefit program is not to be regarded as assuring you of continuing employment for any particular period of time.

(b)Termination Without Cause Outside of a Change in Control.

(i)Preconditions. If at any time (other than during the one year period after the consummation of a Change in Control, as defined herein): (i) your employment with the Company is terminated by the Company without Cause (and other than a result of your death or disability); and (ii) not later than 60 days following your termination of employment you execute a general release of claims (the “Release”) in favor of the Company in such form provided by the Company, return such Release to the Company within the applicable time period set forth therein, and permit such Release to become effective in accordance with its terms; then, on the sixtieth (60th) day following such termination of employment, you shall receive or commence to receive, as the case may be, the severance benefits set forth in Section 3(b)(ii).

(ii)Severance Benefits. If you meet the conditions set forth in Section 3(b)(i), you shall be entitled to receive:

(1)Continuation of your then-current base salary, less required deductions and withholdings, for a period of one year after your employment termination date, payable on the Company's regular payroll dates;

(2)Provided that the Company determines to pay bonuses for the year in which your employment termination occurs, you shall receive a pro-rata portion of your target bonus for that year, less required deductions and withholdings, based upon the actual number of days you serve as CEO under this Agreement during that year;

(3)The Company will pay your COBRA health insurance premiums sufficient to maintain your then-current coverage for a period of one year following termination of employment, provided that you timely elect COBRA, continue to be eligible for COBRA during such time period, and do not become eligible for health insurance benefits through another employer. You agree to promptly notify the Company in writing if you become eligible for health insurance benefits through another employer during the time you are receiving Severance Benefits. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot provide the foregoing COBRA subsidy without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall instead provide you with a taxable monthly payment equal to the monthly COBRA subsidy, which shall be paid regardless of whether you elect COBRA coverage, shall commence in the month following the month in which you incur a Separation from Service (as defined in Section 4(c) below) and shall end on the earlier of the date you obtain other employment and the one year anniversary of your Separation from Service; and

(4)The Company will accelerate the vesting of the Base Equity Option and the Base Equity RSUs such that, as of your last date of employment, you will be deemed vested in any such equity which would have vested during the one year period after the termination date of your employment.

(c)Qualifying Termination Within One Year After A Change In Control.

(i)Preconditions. If: (i) your employment with the Company is terminated without Cause (and other than a result of your death or disability) or by you for Good Reason, and in either event within one year after the consummation of a Change in Control; and (ii) not later than 60 days following your termination of employment you execute a Release in favor of the Company in such form provided by the Company, return such Release to the Company within the applicable time period set forth therein, and permit such Release to become effective in accordance with its terms; then, on the sixtieth (60th) day following such termination of employment, you shall receive or commence to receive, as the case may be, the severance benefits set forth in Section 3(c)(ii).

(ii)Severance Benefits. If you meet the conditions set forth in Section 3(c)(i), you shall be entitled to receive:

(1)Continuation of your then-current base salary, less required deductions and withholdings, for a period of one year after your employment termination date, payable on the Company's regular payroll dates;

(2)Your Target Bonus, less required deductions and withholdings, for the year in which your employment terminates;

(3)The Company will pay your COBRA health insurance premiums sufficient to maintain your then-current coverage for a period of one year following termination of employment, provided that you timely elect COBRA, continue to be eligible for COBRA during such time period and do not become eligible for health insurance benefits through another employer. You agree to promptly notify the Company in writing if you become eligible for health insurance benefits through another employer during the time you are receiving Severance Benefits. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot provide the foregoing COBRA subsidy without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall instead provide you with a taxable monthly payment equal to the monthly COBRA subsidy, which shall be paid regardless of whether you elect COBRA coverage, shall commence in the month following the month in which you incur a Separation from Service (as defined in Section 4(c) below) and shall end on the earlier of the date you obtain other employment and the one year anniversary of your Separation from Service; and

(4)The Company will accelerate the vesting of the Base Equity Option and the Base Equity RSUs such that, as of your last date of employment, you will be deemed vested in any such equity that would have vested during the one year period after the termination date of your employment.

(d)Definitions.

(1)“Change in Control” shall mean: (a) a sale of all or substantially all of the Company's assets, or (b) any merger, consolidation or other business combination transaction of the Company with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of the Company (or the surviving entity) outstanding immediately after such transaction other than any transaction involving the issuance of any newly issued equity securities solely for cash.

(2)“Cause” shall mean a determination by the Board in good faith and in its sole discretion that there has been: (i) a willful failure by you to substantially perform your duties hereunder, other than a failure resulting from your complete or partial incapacity due to physical or mental illness or impairment; (ii) a willful act by you which constitutes gross misconduct and which is injurious to the Company; (iii) a willful breach by you of a material provision of this Agreement; (iv) a material and willful violation by you of a federal or state law or regulation applicable to the business of the Company; (v) your conviction for a felony or a misdemeanor involving moral turpitude; or (vi) termination of your employment in connection with the bankruptcy, insolvency, liquidation, or similar winding-up of the business of the Company.
(3)“Good Reason” shall mean: (i) any material reduction in your base salary (except for any changes applicable to all executives of the Company), (ii) a material diminution of your job duties or responsibilities, or (iii) a change in the location of your employment of more than 20 miles (which is material) from its current location unless such relocation is within 50 miles of your principal residence; provided, however, that in order to terminate your employment for Good Reason you shall first give the Company written notice stating with reasonable specificity the basis for the termination with Good Reason within ninety (90) days of the first occurrence of the event giving rise to Good Reason; give the Company a period of thirty (30) days to cure or remedy the problem, unless such problem cannot be cured or remedied within thirty (30) days, in which case the period for remedy or cure shall be extended for a reasonable time (not to exceed an additional thirty (30) days); and terminate your employment within thirty (30) days following the expiration of such cure period.

4.Compliance with IRC Section 409A.

(a)Exemptions. The severance and other benefits under this letter are intended to qualify for exemptions from application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and other guidance thereunder and any state law of similar effect (collectively, “Section 409A”), provided under Treasury Regulations 1.409A-1(b)(4), 1.409A1-(b)(5) and 1.409A-1(b)(9), and this letter will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this letter (and any definitions hereunder) will be construed in a manner that complies with Section 409A to the extent necessary to avoid adverse personal tax under Section 409A.

(b)Deferral. Notwithstanding anything herein to the contrary, if at the time of your termination of employment with the Company you are a “specified employee” as defined in Section 409A and the deferral of the commencement of any payments or benefits otherwise payable hereunder as a result of such termination of employment is necessary in order to prevent any adverse tax consequences under Section 409A, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to you) until the date that is six months and one day following your termination of employment with the Company (or such earlier date as is permitted without incurring adverse consequences under Section 409A).

(c)Separation from Service. Notwithstanding anything to the contrary herein, a termination of employment shall not be deemed to have occurred for purposes of any provision of this letter providing for the payment of amounts or benefits upon or following a termination of employment unless such termination is also a “Separation from Service” within the meaning of Section 409A and, for purposes of this letter, references to a “resignation,” “termination,” “termination of employment” or like terms shall mean Separation from Service.

5.Parachute Payments.

(a)Reduced Payment. If any payment or benefit you would receive from the Company or otherwise in connection with a Change of Control or other similar transaction (“Payment”) would: (i) constitute a “parachute payment” within the meaning of Section 280G of the Code; and (ii) but for this sentence, be subject to the excise tax imposed by section 4999 of the Code (the “Excise Tax”), then such Payment will be equal to the Reduced Amount. The “Reduced Amount” will be either: (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax; or (y) the largest portion, up to and including the total, of the Payment, whichever amount ((x) or (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments” is necessary so that the Payment equals the Reduced Amount, reduction will occur in the manner that results in the greatest economic benefit for you.

(b)Calculations. The independent registered public accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the event described in Section 280G(b)(2)(A)(i) of the Code will perform the foregoing calculations. If the independent registered public accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting such Change of Control or similar transaction, the Company will appoint a nationally recognized independent registered public accounting firm to make the determinations required hereunder. The independent registered public accounting firm engaged to make the determinations hereunder will provide its calculations, together with detailed supporting documentation, to the Company and you within 30 calendar days after the date on which your right to a Payment is triggered (if requested at that time by the Company or you) or such other time as reasonably requested by the Company or you. Any good faith determinations of the independent registered public accounting firm made hereunder will be final, binding and conclusive upon the Company and you.

(c)Employee Agreement. You will sign and fully comply with the Company's Employee Agreement.

(d)Termination of Consulting Agreement. You and the Company agree that as of the Start Date, the Consulting Agreement shall be deemed mutually terminated, and that you shall not be entitled to the lump sum payment set forth in Section 3.2 thereof, nor to the accelerated vesting of the Consultant Equity set forth in Section 2.2 thereof. Consequently, you shall be entitled to the cash compensation under the Consulting Agreement up and to the Start Date, and the Consultant Equity shall continue to vest, and be 100% vested on October 12, 2012, provided that you continue to provide services to the Company until such date.

(e)Dispute Resolution. You and the Company agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to your employment with the Company (including the termination of your employment), or arising from or related to the enforcement, breach, performance, interpretation, or execution of this Agreement, shall be resolved solely and exclusively, to the fullest extent permitted by law, by final, binding and confidential arbitration in San Francisco, California conducted before a single arbitrator by Judicial Arbitration and Mediation Services, Inc. (“JAMS”) or its successor, under the then-applicable JAMS rules (which can be found at the following web address: http://www.jamsadr.com/rulesclauses). By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or by administrative proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision including the arbitrator's essential findings and conclusions and a statement of the award. The arbitrator shall be authorized to determine if an issue is subject to this arbitration obligation, and to award any or all remedies that you or the Company would be entitled to seek in a court of law. The Company shall pay all costs and fees in excess of the amount of court fees that you would be required to incur if the dispute were filed or decided in a court of law. Nothing in this Agreement shall prevent either you or the Company from obtaining injunctive relief in court if necessary to prevent irreparable harm pending the conclusion of any arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and the state courts of any competent jurisdiction.
6.Other Terms.

(a)Company Rules and Regulations. As a Company employee, you will be expected to abide by the Company rules and regulations, acknowledge in writing that you have read and will comply with the Company's Employee Handbook.

(b)Proof of Right to Work/Background and Reference Checks. As required by law, this offer is subject to satisfactory proof of your right to work in the United States. This can be determined by presenting documentation within three (3) business days of starting your new position that demonstrates that you have authorization to work in the United States. This offer is also subject to your satisfactory completion of a background and reference check,

(c)Entire Agreement. This letter, together with your Employee Agreement, forms the complete and exclusive statement of your employment agreement with the Company. The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written. This letter agreement cannot be changed except in a writing signed by you and a duly authorized officer of the Company.

(d)Choice of Law. This Agreement shall be governed by California law.
Please sign and date this letter, and return it to me by August 23, 2012, if you wish to accept employment at the Company under the terms described above.
We look forward to your favorable reply and to a productive and enjoyable work relationship.
Sincerely,

/s/ Bryan Roberts
Bryan Roberts
Member of the Board of Directors and Chair of the Nominating and Corporate Governance Committee

Accepted:

/s/ Mark Foley            8/23/12
Mark Foley            Date